UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

For Registration of Certain Classes of Securities
Pursuant to Section 12(b) or 12(g) of the
Securities Exchange Act of 1934

CIT GROUP INC.
(Exact name of registrant as specified in its charter)

Delaware	65-1051192
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

505 Fifth Avenue
New York, New York 10017
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (212) 771-0505

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Rights to Purchase Series E Junior Participating Preferred Stock (pursuant to Tax Benefits Preservation Plan, dated as of August 13, 2009)	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: N/A (If applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Item 1.	Description of Registrant's Securities to be Registered.

On August 13, 2009, CIT Group Inc. (the "Company") entered into a Tax Benefits Preservation Plan  (the "Tax Benefits Preservation Plan").  The purpose of the Tax Benefits Preservation Plan is to protect the Company’s ability to utilize its net operating losses and other tax assets (the “Tax Benefits”) to offset future income.  The Company’s use of the Tax Benefits in the future could be significantly limited if it experiences an “ownership change” for U.S. federal income tax purposes.  Generally, there is a change in ownership if, at any time, one or more “5-percent shareholders” (as defined under U.S. federal income tax laws) have aggregate increases in their ownership of the Company of more than 50 percentage points looking back over the prior three-year period.  The Tax Benefits Preservation Plan is designed to reduce the likelihood of a change in ownership by, among other things, discouraging any person or group from becoming a 5-percent shareholder and dissuading existing 5-percent shareholders from acquiring additional Company equity securities.  There is no guarantee, however, that the Tax Benefits Preservation Plan will prevent the Company from experiencing an ownership change.

The Tax Benefits Preservation Plan provides for a dividend distribution of one preferred share purchase right (a "Right") for each outstanding share of the Company's common stock, par value $0.01 per share (the "Common Stock").  The dividend is payable on  August 24, 2009, to the Company's stockholders of record at the close of business on that date (the "Record Date").  Each newly issued Right will entitle the registered holder to purchase from the Company one one-millionth of a share (a "Unit") of a series of the Company's preferred stock designated as Junior Participating Preferred Stock, Series E ("Preferred Stock") at a price of $15 per Unit (the "Purchase Price"), subject to adjustment.

In the event that a Person becomes an Acquiring Person (as defined below) under the Tax Benefits Preservation Plan, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right.  Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Tax Benefits Preservation Plan) were, beneficially owned by any Acquiring Person will be null and void.  However, Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

For example, at an exercise price of $15 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $30 worth of Common Stock (or other consideration, as noted above) for $15.  Assuming that the Common Stock had a per share value of $3 at such time, the holder of each valid Right would be entitled to purchase 10 shares of Common Stock for $15.

Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed.  Subject to certain exceptions specified in the Tax Benefits Preservation Plan, the Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) the close of business on the tenth business day following the date of public announcement or the date on which the Company first has notice or determines that a person has become an "Acquiring Person" under the Tax Benefits Preservation Plan without the prior express written consent of the Company’s Board of Directors and other than in connection with an issuance by the Company that was approved by the Board of Directors (such date, the "Stock Acquisition Date") or (ii) the close of business on the tenth business day (or such later date as the Board of Directors shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person (the earlier of the dates in clause (i) or (ii) above, the "Distribution Date"), provided, however, the Distribution Date shall not occur unless, within either of the ten business day periods (or such later date) specified in clauses (i) and (ii) above, the Board of Directors of the Company shall have affirmatively determined that a Distribution Date shall occur upon the end of such applicable ten business day (or later) period.

Under the Tax Benefits Preservation Plan, “Acquiring Person” generally means any person or entity that has become a 5-percent shareholder of the Company without the prior written approval of the Board of Directors, other than (i) the Company or any of its subsidiaries; (ii) any employee benefit plan of the Company; (iii) the United States government; (iv) any person who becomes a 5% shareholder as a result of a reduction in the number of Company equity securities outstanding due to the repurchase of Company equity securities by the Company or a stock dividend, stock split, reverse stock split, or similar transaction effected by the Company, unless and until such person increases its percentage ownership of Company equity securities by more than one-quarter of one percentage point over its lowest percentage ownership of Company equity securities on or after the consummation of the relevant transaction (other than an increase solely as a result of a stock dividend, stock split, reverse stock split, or similar transaction effected by the Company); (v) any person who was a 5% shareholder on the date of the Tax Benefits Preservation Plan and any person who acquires such an interest solely as a result of (A) a transaction in which such shareholder received the approval of at least a majority of the members of our Board of Directors then in office or (B) an issuance by the Company that was approved by the Board of Directors, unless and until such person increases its percentage ownership of Company equity securities by more than one-quarter of one percentage point over its lowest percentage ownership of Company equity securities on or after the consummation of the relevant transaction (other than an increase solely as a result of a stock dividend, stock split, reverse stock split, or similar transaction effected by the Company) or such person decreases its percentage ownership of Company equity securities below 5%; or (vi) any person who or which inadvertently may become an Acquiring Person, so long as such person promptly enters into, and delivers to the Company, an irrevocable commitment promptly to divest, and thereafter promptly divests (without exercising or retaining any power, including voting, with respect to such equity securities), sufficient Company equity securities so that such person ceases to be an Acquiring Person, provided, however, that no Person shall be an Acquiring Person if the Board of Directors of the Company shall have affirmatively determined, prior to the Distribution Date, in light of the intent and purposes of this Tax Benefits Preservation Plan or other circumstances facing the Company that such Person shall not be deemed an Acquiring Person.

Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates (or, in the case of shares reflected on the direct registration system, by the notations in the book entry accounts) and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Tax Benefits Preservation Plan by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.  Pursuant to the Tax Benefits Preservation Plan, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (New York City time) on August 24, 2019 unless such date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.  Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

In the event that, at any time following the Stock Acquisition Date, (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged, or (iii) 50% or more of the Company's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.  The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

At any time after a person becomes an Acquiring Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-millionth of a share of Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price.  The Company is under no obligation to issue fractional Units and, in lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

At any time until ten business days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right, referred to as the "Redemption Price" (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors).  Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.  The foregoing notwithstanding, the Rights generally may not be redeemed for one hundred eighty (180) days following a change in a majority of the Board of Directors as a result of a proxy contest.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.  While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

Any of the provisions of the Tax Benefits Preservation Plan may be amended by the Board of Directors of the Company prior to the Distribution Date.  After the Distribution Date, the provisions of the Tax Benefits Preservation Plan may be amended by the Board of Directors in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Tax Benefits Preservation Plan.  The foregoing notwithstanding, no amendment may be made at such time as the Rights are not redeemable.

The holder of each share of Common Stock of the Company outstanding at the close of business on August 24, 2009 will receive one Right.  So long as the Rights are attached to the Common Stock, one additional Right (as such number may be adjusted pursuant to the provisions of the Tax Benefits Preservation Plan) shall be deemed to be delivered for each share of Common Stock issued or transferred by the Company in the future.  In addition, following the Distribution Date and prior to the expiration or redemption of the Rights, the Company may issue Rights when it issues Common Stock only if the Board of Directors deems it to be necessary or appropriate, or in connection with the issuance of shares of Common Stock pursuant to the exercise of stock options or under employee plans or upon the exercise, conversion or exchange of certain securities of the Company.  The Company has initially reserved 400 shares of Preferred Stock for issuance upon exercise of the Rights.

The Rights may have certain anti-takeover effects.  The Rights should not affect any prospective offeror willing to make an offer at a price that is fair and otherwise in the best interest of the Company and its stockholders.  The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Board of Directors may, at its option, at any time until ten business days following the Stock Acquisition Date, redeem the then outstanding Rights at the Redemption Price or take other action to exempt such a transaction under the Tax Benefits Preservation Plan.  However, the Rights may cause substantial dilution to a person or group that attempts to acquire the Company in a manner which causes the Rights to become exercisable.

The Tax Benefits Preservation Plan, dated as of August 13, 2009, between the Company and The Bank of New York Mellon as Rights Agent, specifying the terms of the Rights, is attached hereto as Exhibit 4.1 and is incorporated herein by reference.  The foregoing description of the Rights and the Tax Benefits Preservation Plan is qualified in its entirety by reference to such exhibit.

Item 2.                      Exhibits.

Exhibit No.	Description of Exhibit
4.1
Tax Benefits Preservation Plan, dated as of August 13, 2009, by and between the Company and The Bank of New York Mellon, including the Form of Certificate of Designation attached as Exhibit A thereto, the Form of Rights Certificate attached as Exhibit B thereto and the Summary of Rights to Purchase Preferred Stock attached as Exhibit C thereto (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the registrant with the Securities and Exchange Commission on August 13, 2009).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 13, 2009

CIT GROUP INC.

By:	/s/ Joseph M. Leone
	Name:	Joseph M. Leone
	Title:	Vice Chairman and Chief Financial Officer

Exhibit Index.

Exhibit No.	Description of Exhibit
4.1
Tax Benefits Preservation Plan, dated as of August 13, 2009, by and between the Company and The Bank of New York Mellon, including the Form of Certificate of Designation attached as Exhibit A thereto, the Form of Rights Certificate attached as Exhibit B thereto and the Summary of Rights to Purchase Preferred Stock attached as Exhibit C thereto (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the registrant with the Securities and Exchange Commission on August 13, 2009).